April 17, 2014

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Brian Cascio

Re:	Geospace Technologies Corporation
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 22, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 6, 2014
File No. 001-13601

Ladies and Gentlemen:

On behalf of Geospace Technologies Corporation (the “Company”), I hereby submit the Company’s response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Thomas T. McEntire dated April 9, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the Commission via the Commission’s EDGAR system on November 22, 2013 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013 filed with the Commission via the Commission’s EDGAR system on February 6, 2014 (the “Form 10-Q”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements

Note 14. Stockholders’ Equity, page F-18

1.	We refer to your response to prior comment 2. Your response indicates that you granted options under an expired stock option plan. While we see that you determined that there was no modification of the instruments, please help us more fully understand how your accounting for the options granted while the plan was expired is appropriate. In that regard, please tell us how you identified the grant date as defined in ASC 718 and explain why you believe you overall accounting for the options, including during the period when the plan was expired, is appropriate in GAAP.

Response:	With reference to our prior response letter dated March 27, 2014, these stock options relate to a situation involving the Company’s 1997 Key Employee Stock Option Plan (the

“Plan”) which was approved in September of 1997. The Plan allowed stock awards to be granted for a period of 10 years. Unaware that the Plan no longer permitted new grants beyond the 10-year anniversary in 2007, the Board of Directors approved the grant of stock options to key employees in 2008 and again in 2010 (the “Relevant Options”), and the Company followed its regular procedures for an award under the Plan, including the completion of stock award agreements and distribution of other documentation referencing the Plan. Though the Plan continued to exist after 2007, the date after which the original Plan no longer allowed new grants is referred to as the “expiration” of the Plan in this response.

The Company did not discover this matter until 2013, at which time:

a. most of the Relevant Options had vested and most of the Relevant Options had been exercised by the various optionees;

b. the Company temporarily suspended the optionees’ ability to exercise any remaining unexercised vested Relevant Options while it assessed the appropriate course of action;

c. the Company immediately sought counsel from its law firm and notified its accounting firm; and

d. the Company began to formulate a plan to address the matter, and decided that the Company should seek shareholder approval to retroactively extend the Plan and ratify the grants of the Relevant Options to comply with the NASDAQ listing rules (for which the shareholders subsequently approved).

The Company believes that its accounting for the Relevant Options is appropriate since it utilized the exact same accounting method previously used for stock option grants before the Plan expired in 2007 (ASC 718). The determination of the Relevant Options’ fair value, forfeiture rate, and other relevant factors influencing the expensing of stock options continued to follow the same accounting processes used by the Company before the 2007 expiration. Finally, when granting the Relevant Options, the Company followed the exact same internal processes previously used by the Company when it granted stock options before the 2007 expiration. Such processes include:

a. a verification that there are ample options available for grant under the Plan;

b. a formal recommendation by the Compensation Committee that options should be granted to certain named employees;

c. approval by the Board of Directors to grant stock options (the date of such Board of Director approval being the grant date);

d. documentation of these matters in the minutes of such meetings;

e. a determination of the option strike price in accordance with the terms of the Plan, which is the closing value of the Company’s common stock on the date of grant; and

f. execution of a contract between the optionee and the Company memorializing the terms of the stock option grant (quantity, strike price, grant date, vesting term, exercise term, etc.). Such contract is signed by a senior officer of the Company and by the optionee.

The Company believes the accounting used by for the Relevant Options was appropriate in accordance with GAAP because:

a. both the Company and the optionee believed the Plan still allowed grants when the Relevant Options were granted. It was the Company’s intent to grant stock options under the Plan and it was each optionee’s intent to receive stock options under the Plan.

b. the grant of the Relevant Options were not expressly subject to stockholder approval at the time of their grant, but the Company sought stockholder approval when it discovered the issue to comply with NASDAQ listing rules;

c. the Company’s actions were ultimately ratified by its stockholders in August 2013; and

d. the terms, actions taken, and accounting practices utilized by the Company in connection with the Relevant Options were consistent with past practices of granting pre-2007 stock options; there was nothing special or unique about the Company’s process for granting and accounting for the Relevant Options.

As a result of these factors, the Company believes the accounting treatment prescribed by ASC 718 is the most appropriate accounting treatment for the Relevant Options.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Item 4. Controls and Procedures, page 21

4.	Please tell us when you will file the amendment to the Form 10-Q, as referred to in your responses to prior comments 4 and 5.

Response:	The Company plans to amend the Form 10-Q upon the conclusion of the SEC’s current comment process, unless the SEC requests that the Company amend the Form 10-Q immediately.

The Company acknowledges that:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-986-8674.

Sincerely,

/s/ Thomas T. McEntire
Thomas T. McEntire Vice President, Chief Financial Officer and Secretary

cc:        Walter R. Wheeler, Geospace Technologies Corporation